Filed Pursuant to Rule 433
Registration No. 333-158385
June 16, 2009

$280,000,000.00
HSBC Income Notes

FREE WRITING PROSPECTUS
(To the Prospectus dated April 2, 2009, and the
Prospectus Supplement dated April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. ***The notes are 100% principal protected, and you will not lose any of your principal if you hold the notes to maturity, subject to the creditworthiness of the issuer.***

The following key terms relate to the notes offering:

- Issuer: HSBC USA Inc. (rated A1 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.).
- Principal Amount: $1,000 per note.
- Term: 2 Years
- Reference Rate: For each coupon period, the greater of (A) the sum of (a) the London interbank offered rate (British Banker's Association) for deposits in U.S. dollars for a period of three (3) months as determined on the date which is two London business days prior to the coupon reset date for such coupon period ("3-Month USD LIBOR") plus (b) [1.10]% per annum, and (B) the coupon floor (as defined herein).
- Coupon Floor: 1.00% per annum
- Coupon Payments: Quarterly
- Issue Price: 100% of the principal amount.
- Trade Date: June 16, 2009
- Original Issue Date: June 25, 2009
- Maturity Date: June 27, 2011, or if such day is not a business day, the next following business day.
- Payment at Maturity: At maturity, the amount you will receive for each note will be equal to 100% of the principal amount of the note. Because the maturity date is also the final coupon payment date, you will also receive a coupon on the maturity date as described below.
- Coupon: On each coupon payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the reference rate for the applicable coupon period calculated on an Actual/360 day count basis, adjusted.
- Coupon Period: Each period beginning on, and including, a coupon reset date to, but excluding, the following coupon reset date, provided that the final coupon period shall end on, but exclude, the maturity date.
- Coupon Reset Dates: Quarterly on the 25th of September, December, March and June commencing on the original issue date and ending on, and including, March 25, 2011.
- Coupon Payment Dates: For each coupon period, the day which is one calendar day following the final day of such coupon period, except that the final coupon payment date shall be the maturity date; provided that in each case if such date is not a business day then the next following business day shall be the coupon payment date.
- Day Count Basis: Actual/360, adjusted.
- London Business Day: Any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in the city of London, England are authorized or obligated by law or executive order to be closed.
- Business Day: Any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in the cities of London, England and New York, New York are authorized or obligated by law or executive order to be closed.
- Form of notes: Book-Entry.
- CUSIP and ISIN: 4042K0XQ3 and [●].
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.
- Agent's Discount per Note / Total: 1.00% / 2,800,000
- Proceeds to Us per Note / Total: 99.00% / 277,200,000

    Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the prospectus supplement. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**

    We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.

June 16, 2009



SUMMARY

General Terms

This free writing prospectus relates to a note offering linked to the reference rate identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference rate identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference rate or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009, and references to the "prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

HSBC USA Inc. (rated A1 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.) has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference rate, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as level of the reference rate as of two business days prior to each coupon reset date, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Payment at Maturity

At maturity, the amount you will receive for each note will be equal to 100% of the principal amount of your note. Because the maturity date is also the final coupon payment date, you will also receive a coupon payment on the maturity date as described below.

Coupon

On each coupon payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the reference rate for the applicable coupon period (as defined below) calculated on an Actual/360 day count basis, adjusted.

The "reference rate" shall be, for each coupon period, the greater of (A) the sum of (a) the London interbank offered rate (British Banker's Association) for deposits in U.S. dollars for a period of three (3) months as determined on the date which is two London business days prior to the coupon reset date for such coupon period ("3-Month USD LIBOR") plus (b) [1.10]% per annum, and (B) the coupon floor.

The "coupon floor" is 1.00% per annum.

The reference rate for any date of determination shall be set at 11:00 am London time, with reference to the rate published on Reuters page LIBOR01 at such time. If 3-Month USD LIBOR does not appear on Reuters page LIBOR01 on such date, 3-Month USD LIBOR shall be determined by the calculation agent based on the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market ("Reference Banks") at 11:00 a.m., London time, on the day that is two London business days preceding the applicable date of determination to prime banks in the London interbank market for a period of three (3) months commencing on such date of determination and in a representative amount. The calculation agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, 3-Month USD LIBOR for the applicable date of determination will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, 3-Month USD LIBOR for the applicable date of determination will be the arithmetic mean of the rates quoted by major banks in New York city, selected by the calculation agent, at approximately 11:00 a.m., New York city time, on such date of determination for loans in U.S. dollars to leading European banks for a period of three (3) months commencing on such date of determination and in a representative amount. The reference rate for any day that is not a business day will be the reference rate for the immediately following business day.

The "coupon period" is each period beginning on, and including, a coupon reset date to, but excluding, the following coupon reset date, provided that the final coupon period shall end on, but exclude, the maturity date. The table below lists the coupon reset dates and their corresponding coupon payment dates, provided, however, that in each case if a coupon payment date is not a business day then such coupon payment date shall be the next following business day:

Coupon Reset Date	Coupon Payment Date
June 25, 2009 (the Original Issue Date)	September 25, 2009
September 25, 2009	December 29, 2009
December 29, 2009	March 25, 2010
March 25, 2010	June 25, 2010
June 25, 2010	September 27, 2010
September 27, 2010	December 29, 2010
December 29, 2010	March 25, 2011
March 25, 2011	June 27, 2011 (the Maturity Date)

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Settlement

We expect to deliver each offering of the notes against payment on or about the seventh business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

Calculation Agent

HSBC or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances";

- "— Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Amount Of Interest Payable On The Notes May Vary.

The value of coupon payments you receive will be based on the reference rate, and will be affected by changes in the 3-Month USD LIBOR. Because 3-Month USD LIBOR is a floating rate, the reference rate may fluctuate. However, the reference rate, for any coupon period, will not be less than the coupon floor. The level of 3-Month USD LIBOR is impossible to predict and historical levels of such rate do not guarantee future levels. Therefore, there is no guarantee that the 3-Month USD LIBOR will perform as it has in the past or that your coupon payments will be based on a rate greater than the coupon floor.

The Reference Rate As Of Any Coupon Reset Date May Be Less Than The Reference Rate As Of Any Other Day During The Term Of The Notes.

Because the reference rate will be determined only as of two London business days prior to each quarterly coupon reset date, the reference rate will not be considered on any other dates during the term of the notes. Therefore, even if the reference rate as of any day during the term of the notes that is not two London business days prior to a coupon reset date is higher than the reference rate as of such date, the amount of your coupon payment on the corresponding coupon payment date will not take into account that higher level.

The Notes Are Only Appropriate For Certain Investors.

The notes are designed for investors who want to protect their investment and receive quarterly coupon payments for the term of the notes. You should realize that receipt of only 100% of the initial principal amount of the notes plus the coupon payments may not provide adequate compensation for the opportunity cost implied by inflation and other factors relating to the time value of money.

Principal Protection Only At Maturity.

The notes are principal protected only if you hold your notes until the stated maturity date, subject to the creditworthiness of the issuer. You should be aware that if you sell your notes in the secondary market you will not receive principal protection on the notes sold and you may receive less than 100% of the principal amount of your notes.

The Notes Will Not Be Listed On Any Securities Exchange Or Quotation System.

An affiliate of the issuer intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which an affiliate of the issuer is willing to buy the notes.

The Trading Value Of The Notes Is Influenced By Unpredictable Factors.

The value of the notes prior to maturity will depend on various factors that interrelate in complex ways. The effect of one factor may offset or magnify a change in the trading value of the notes caused by another factor. The price at which you will be able to sell the notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, based upon one or more of the factors described below. Factors that may influence the value of the notes prior to maturity include:

- Interest rates and yield rates in the market.

- The volatility of 3-Month USD LIBOR.

- Geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect 3-Month USD LIBOR.

- The time remaining to the maturity of the notes.

- The creditworthiness of the issuer.

- The occurrence of an event described in "Events of Default and Acceleration" herein, which may or may not cause the calculation agent to calculate the final coupon payment.

Some or all of these factors may influence the price you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from your initial investment amount even if the issuer exercises the issuer's switch option and the floating coupon rate has increased over the term of the notes. Information regarding independent market pricing for the notes may be limited. The impact of any of the factors set forth above may enhance or offset some of any of the changes resulting from another factor or factors.

Potentially Inconsistent Research, Opinions Or Recommendations By HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations regarding movements in interest rates generally or the 3-Month USD LIBOR specifically. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes. Any such research, opinions or recommendations could affect the market value of the notes.

Credit Of Issuer.

An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC, which may change at any time and may affect the market value of the notes.

HISTORICAL PERFORMANCE OF 3-MONTH USD LIBOR

The following table sets forth the end-of-month levels of 3-Month USD LIBOR for each month in the period from January 2004 through May 2009 and for the period from June 1, 2009 through June 12, 2009. The level of 3-Month USD LIBOR on June 12, 2009 was 0.6244%. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of 3-Month USD LIBOR should not be taken as an indication of future performance, and no assurance can be given that the level of 3-Month USD LIBOR will increase during the term of the notes.

Month Ending	Level of 3-MONTH USD LIBOR					
	2004	2005	2006	2007	2008	2009
January	1.2107%	2.9582%	4.8126%	5.4014%	4.5963%	1.1844%
February	1.1695%	3.1495%	4.9907%	5.3723%	3.0413%	1.2644%
March	1.1595%	3.3876%	5.1196%	5.3212%	2.9313%	1.1919%
April	1.3682%	3.4151%	5.2879%	5.3581%	2.6144%	1.0163%
May	1.5789%	3.5314%	5.3215%	5.3844%	2.9650%	0.6563%
June	1.9420%	3.6914%	5.6382%	5.3817%	2.9106%	0.6244%
July	1.9857%	3.9235%	5.5473%	5.3863%	3.0188%	
August	1.9907%	4.0817%	5.4501%	5.3269%	3.0838%	
September	2.1695%	4.2154%	5.3704%	5.3500%	4.0525%	
October	2.3007%	4.4467%	5.3898%	5.1325%	3.0263%	
November	2.6239%	4.5795%	5.3495%	4.8063%	2.2169%	
December	2.7751%	4.6901%	5.3651%	4.9100%	1.4250%	

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the notes as variable rate debt instruments and U.S. holders as recognizing interest paid on a note as ordinary interest income at the time the U.S. holder accrues or receives the coupon payments in accordance with the U.S. holder's normal method of accounting for tax purposes. Pursuant to the terms of the notes, you agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Description of the Notes — Payment at Maturity" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the final day in the final coupon period for purposes of calculating the final coupon payment. The accelerated maturity date will be the third business day following the accelerated final coupon reset date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$280,000,000

HSBC Income Notes

June 16, 2009

FREE WRITING PROSPECTUS